APOLLO SOLAR ENERGY, INC.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

September 23, 2015

VIA EDGAR
Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Apollo Solar Energy, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed June 25, 2015
File No. 000-12122

Dear Ms. Jenkins:

I have received your letter dated September 8, 2015. My staff is organizing the information requested in your letter. However, the task of collecting the information regarding our mining properties, translating it into English, and preparing it in the form required by the SEC is time consuming. We expect to file a complete response to the Staff’s comments on or before October 20, 2015.

Sincerely,

/s/ Jiting He
Jiting He
Chief Executive Officer